EASTON-BELL SPORTS, INC.

7855 Haskell Avenue

Van Nuys, California 91406

June 24, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Tarik Gause
Phone:	(202) 551-3528

Re:	Easton-Bell Sports, Inc.

Registration Statement on Form S-4 filed on May 5, 2010, as amended

File No.: 333-166527

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Easton-Bell Sports, Inc., a Delaware corporation (the “Issuer”), hereby requests that the effective date for the above-reference Registration Statement be accelerated so that it will be declared effective by 2:00 p.m. Eastern Standard Time on Friday, June 25, 2010 or as soon as possible thereafter.

The Issuer hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In addition, in connection with our request for acceleration, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Amendment effective, it does not foreclose the Commission from taking any action with respect to the Amendment;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Amendment effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Amendment; and

•

the Issuer may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Carl Marcellino at Ropes & Gray LLP at 212-841-0623, as soon as the above-referenced Registration Statement has been declared effective. Thank you.

Very truly yours,

EASTON-BELL SPORTS, INC.

By:	/s/ Mark A. Tripp
Name:	Mark A. Tripp
Title:	Chief Financial Officer, Senior Vice President of Finance, Secretary and Treasurer